Notice of Annual General Meeting and of Availability of Proxy Materials Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting: When: Thursday, May 9, 2024 10:30 AM (MDT) Where: Virtual meeting via live audio webcast online at https://web.lumiagm.com/281567372 Meeting ID: 281 - 567 - 372 Password: stantec2024 (case sensitive) The meeting will be held to address the following business: Business of the Meeting For more information 1 Receive Stantec’s financial statements for the year ended December 31, 2023, together with the auditor’s report on those statements Page 12 of the Circular and Stantec’s 2023 Annual Report 2 Elect each of the directors of Stantec to hold office until the end of the next annual meeting or until their successors are appointed Pages 12 and 14 of the Circular 3 Appoint the auditor of Stantec and authorize the directors to fix the auditor’s remuneration Page 13 of the Circular 4 Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation Page 13 of the Circular 5 Transact any other business as may properly be brought before the meeting The board has fixed the close of business on March 15, 2024, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice. Notice - and - Access As permitted by Canadian securities regulators, Stantec is using the “notice - and - access” mechanism for delivery of its Management Information Circular (“Circular”) for our annual general meeting to both registered and beneficial shareholders. This means that our Circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our Circular online and how to request a paper copy. Notice - and - access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. WHERE YOU CAN ACCESS THE CIRCULAR On our website: stantec.com under Investors // Financial Reports & Filings On our profile on SEDAR+: sedarplus.ca On our profile on EDGAR: sec.gov/edgar It is very important that you read the Circular carefully before voting your shares. Voting Please note that you cannot vote by returning this Notice. Enclosed with this Notice, you will find a form of proxy or a voting instruction form that you can use to vote your shares of Stantec. You may vote your shares online, by phone or mail. Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods. Exhibit 99.1 Notice of Annual General Meeting and of Availability of Proxy Materials March 15, 2024 Stantec Inc.

Registered shareholders: Computershare must receive your proxy form, or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 7, 2024. Beneficial shareholders: Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by Computershare before 10:30 AM (MDT) on Tuesday, May 7, 2024. Please refer to your voting instruction form for more information. How to request a paper copy of the Circular Upon request, Stantec will provide a paper copy of the Circular to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR+. Here is how you can request a paper copy: Before the meeting If your request is made before the date of the meeting, the Circular will be sent to you within three business days of receipt of your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Monday, April 29, 2024 (this factors the three - business day period for processing requests as well as typical mailing times). Registered Shareholders Beneficial Shareholders Call the fulfillment service line at 1 - 866 - 962 - 0498. Please note Call the fulfillment service line at 1 - 877 - 907 - 7643. Please note that you will be asked to provide the 15 - digit control number that you will be asked to provide the 16 - digit control number indicated on your form of proxy. indicated on your voting instruction form. After the meeting If the request is made on or after May 9, 2024, the Circular will be sent to you within ten calendar days of receiving your request. Call 1 - 844 - 916 - 0609 for a copy of the Circular. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. If you have any questions regarding this Notice, notice - and - access, or the meeting, please call • Computershare Trust Company of Canada at 1 - 800 - 564 - 6253 (if you are a registered shareholder) or • Broadridge Financial Solutions, Inc. at 1 - 844 - 916 - 0609 (if you are a beneficial shareholder) By order of the board of directors, Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 15, 2024 Notice of Annual General Meeting and of Availability of Proxy Materials March 15, 2024 Stantec Inc.